Exhibit (g)(1)(ii)

AMENDED AND RESTATED
APPENDIX B
CUSTODY AGREEMENT

The following open-end management investment companies (“Funds”) are hereby made parties to the Custody Agreement dated April 28, 2022, as amended March 13, 2025, with UMB Bank, n.a. (“Custodian”) and Spinnaker ETF Series, and agree to be bound by all the terms and conditions contained in said Agreement:

Genter Capital Dividend Income ETF
Genter Capital International Dividend ETF
Genter Capital Taxable Quality Intermediate ETF
Genter Capital Municipal Quality Intermediate ETF
Indexperts Gorilla Aggressive Growth ETF
Indexperts Yield Focused Fixed Income ETF
Indexperts Quality Earnings Focused ETF
Langar Global HealthTech ETF
North Shore Equity Rotation ETF
Obra Defensive High Yield ETF
Obra Opportunistic Structured Products ETF
Obra High Grade Structured Products ETF
Select STOXX Europe Aerospace & Defense ETF
Tuttle Capital Inverse ESG ETF
UVA Unconstrained Medium-Term Fixed Income ETF
WarCap Unconstrained Equity ETF